Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

03007443

82-4979

SUPPL



São Paulo, February 13, 2003

**To**
**Securities and Exchange Commission**
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**



Dear Sirs,

This is to inform that a material information notice was published in today's newspapers *Gazeta Mercantil* and *Diário Oficial do Estado* with a view to informing the market as well as the shareholders of Duke Energy International, Geração Paranapanema S.A. that, as per the *Comissão de Valores Mobiliários – CVM's* Official Letters CVM/SEP/GEA-1/n.27/02 of April 25, 2002, and CVM/SEP/GEA-1/ n 61/03 of January 23, 2003, the management of Duke Energy International, Geração Paranapanema S.A. was required to republish its December 31, 2001 Balance Sheets and Financial Statements, which were duly republished in the above newspapers of today's date.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

P.
**Jorge Yoshimura**
Financial/Investors' Relationship Officer

3/19

*Free Translation*
*February 10, 2003.*

# MATERIAL INFORMATION

**DUKE ENERGY INTERNATIONAL, GERAÇÃO PARANAPANEMA S.A.**
CNPJ/MF 02.998.301/0001-81
NIRE 35.300.170.563
Listed Company

In compliance with provisions of CVM Instruction 358/2002, Duke Energy International, Geração Paranapanema S.A. (the "Company") discloses hereby the following:

On April 30, 2002 the Company made public to the market that the "Comissão de Valores Mobiliários – CVM (Securities and Exchange Commission)" had determined, by means of CVM/SEP/GEA-1 Notice no. 27/02, the recovery and consequent republishing of its Financial Statements relating to the financial year ended in 2001, in order that it then reflected the accounting procedures and rendering of information set forth in the Circular Notice CVM/SEP/SNC/no. 02/2002 (the "**CVM Notice**").

**CVM Notice** inflicted the Company the registration of free energy transactions that took place within the scope of the "Mercado Atacadista de Energia Elétrica – MAE (Electric Energy Wholesaler Market) during the electric energy quota system period, in accordance with the values MAE made available on March 13, 2002.

From the date of receipt of **CVM Notice**, the Company has been seeking to formally demonstrate to CVM that the accounting numbers and criteria disclosed by MAE on March 13, 2002 were subject to further review by the competent authorities and that the Company Financial Statements relating to 2001 financial year, as published, represented more accurately, the Company economic-financial situation on December 31 of that same year.

In order to support such arguments, the Company has presented some facts permeating its standing, which may be summarized as follows:

1. By virtue of the downtime of MAE operations, ANEEL determined MAE to disclose the first numbers referring to the accounting of free energy commercialized within its scope, during the electric energy quota system period, in order that market agents could proceed to the

required accounting registration to meet corporate legislation requirements.

2. Thus, on February 28, 2002, MAE disclosed a statement containing an estimate of results for year 2001 accounting. Such numbers corresponded, in general, to estimates plotted by the agents of electric energy generation.

3. On March 13 2002, however, MAE disclosed a new Communiqué, rectifying the above mentioned numbers, by alleging that the previous numbers needed some "small improvements". Such "small adjustments" implied in the accountability, by the Company, of a net debt amounting to R$ 44.095 thousand.

4. Due to divergence in the interpretation of the General Electric Sector Agreement ("Agreement") on behalf of ANEEL and the agents of electric energy generation, it was held a meeting, on March 20, 2002, between the agents of electric energy generation and the representatives of the "Câmara de Gestão da Crise – GCE (Crisis Management Chamber)". On that occasion, it was decided that MAE would make available, on March 21, 2002, the amount of the recovery difference referring to the free energy.

5. Then, on March 21, 2002, MAE disclosed a third notice informing the value of the difference between free energy exposition, reimbursable in accordance with the schedules dated March 13, 2002, and values unanimously estimated by the agents of electric energy generation on pretence of free energy under the Agreement. This was the notice taken as basis by the company to prepare its Financial Statements relating to 2001 financial year. Therefore, the values accounted by the Company added up to a net credit of R$ 2.675 thousand, differing, thus, positively in R$ 46.770 thousand from the numbers presented by March 13, 2002 schedules.

6. In face of the controversy and the matter complexity, GCE created a work group intended to reanalyze the matter and propose solutions.

7. On May 16, 2002, after reexamining the matter, ANEEL General Officer rendered Order no. 288/02 that established the definitive criteria that should be adopted in the accountability by MAE, confirming, under number IV, that “the accountability for provisioning published on March 13, 2002, should be redone”, then settling the controversy. Said Order confirmed the rightness of the criteria used by the Company on the accrual of values accounted in its Financial Statements relating to 2001 financial year.

8. On December 30, 2002 and January 28, 2003, MAE partially settled the transactions relating to power purchase and sale on the short-term market, during the period comprised from September 2000 to September 2002 and the month of October 2002, respectively. The final settlement will only take place after completion of MAE auditing process yet to be conducted.

Notwithstanding all these facts and the awareness that prevails today that standards stated by MAE, through the Communiqué disclosed on March 13, 2002, do not reflect the actual economic-financial situation of the Company on December 31, 2001, and the Company is being urged to republish its Financial Statements relating to 2001 financial year, taking as basis the accounting criteria and corresponding numbers, disclosed by said Communiqué, and should further proceed, during 2002 financial year, to the adjustments that demonstrate fit.

In view of the foregoing, the Company presents, on this date, the republishing of its balance sheet relating to 2001 financial year, prepared in accordance with **CVM Notice**, and at the same time reports that the Financial Statements relating to 2002 financial year will be made available within the terms and conditions of the applicable legislation.

São Paulo, February 13, 2003.

**Duke Energy International, Geração Paranapanema S.A.**
**Jorge Yoshimura**
Financial Officer and Relations with Investors